

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Rd, Suite 270
Raleigh, NC 27609

>   **Re: AmericaTowne, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014, as Amended**
>   **Filed April 17, 2015 and July 29, 2015, as Amended**
>   **Response Dated July 27, 2015**
>   **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your amended filing filed July 29, 2015 and your July 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Period From Inception (April 22, 2014) to December 31, 2014,
Revenues, page 50

1.   Refer to the second paragraph. It appears to us that you recognized the total service fee from each of your four Exporter Service Agreements entered into in August, October and November 2014. In Note 2, Revenue Recognition, on page F-11, you disclose that you are accounting for your Exporter Service Agreements as multiple-element arrangements pursuant to ASC 605-25 and each separate unit of accounting is recognized when it is delivered. We also note that your total accounts receivable balance consists of the service fee revenues from your Exporter Service Agreements recognized in 2014. Please address the following comments for each Exporter Service Agreement:

- In your letter dated December 22, 2014, you stated that your service fee consists of two separate deliverables (analysis and plan related to the exporter's products and services and IC-DISC information services) and the related revenues are recognized when each deliverable is satisfied. We note from the Exporter Service Agreements that your service fee is for services to be provided by you in the AmericaTowne Platform, Sample and Test Market Program and if applicable, Accepted Market Program. Based on this, please tell us how you determined your two separate deliverables. Include in your response how the services related to the AmericaTowne Platform, Sample and Test Market Program and Accepted Market program are included in your two separate deliverables or if there are additional deliverables. Please confirm to us that you have no further obligations for such deliverables once the deliverable is satisfied. Since the Accepted Market Program services are conditional, tell us your basis for including such services in the respective deliverable or if these services represent a separate deliverable.

- It is unclear to us whether the service fees provided through Yilaime Corporation pursuant to the Exporter Service Agreements are included in the two separate deliverables. Tell us and disclose whether or not the Yilaime Corporation services are included in one of your two separate deliverables and the basis for your conclusion.

- We note that terms of the Exporter Service Agreements range from 24 months to 15 years. Tell us if the parties to these agreements are entitled to unlimited services for the fixed service fee amounts over the terms of such agreements.

- We note that service fees for Bamyline Services, Nadia Emhirech and World Empowerment Import and Exporter Service Agreements have payment terms from 20 months to 24 months. Please tell us the specific factors you considered in concluding that the collectability of the service fee for each agreement was reasonably assured pursuant to ASC 605-10-25-3 through 605-10-25-5.

Note 1. Summary of Significant Accounting Policies

Accounts Receivables, page F-15

2. Referencing the accounts receivable from your Exporter Service Agreements, please tell us the amounts you have collected to date on the receivables from Bamyline Services ($55,500), Nadia Emhirech ($36,00), Janssen's Farms Inc. ($50,000), and World Empowerment Import and Export ($55,000). It does not appear that you have received payments under any of these agreements. Please tell us the specific factors you considered in concluding that each accounts receivable was reasonably assured of collection as of December 31, 2014 and March 31, 2015, and any amounts which have been collected subsequently.

3. Please tell us and disclose the amount of your allowance for doubtful accounts at December 31, 2014. Comply with this comment in your Form 10-Q/A for the quarter ended March 31, 2015. Refer to ASC 310-10-50-2 through ASC 310-10-50-4.

Exhibits

4.   Please revise to include all exhibits required by Item 601 of Regulation S-K, including, but not limited to, the Exporter Services Agreement, and the Licensing, Lease, and Use Agreement.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Robert S. Littlepage, for

                                    Larry Spirgel
                                    Assistant Director